UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Alison J. Sanger Chief Operating Officer Ironwood Capital Management One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

February 27, 2024
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$971,569,803 (approximately 20% of 1/31/24 NAV) (a)	Amount of Filing Fee:	$143,403.70 (b)

(a)          Calculated as the estimated aggregate maximum purchase price for Units.

(b)          Calculated at $147.60 per 1,000,000 of the Transaction Valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $143,403.70
Form or Registration No.: 005-85873
Filing Party: Ironwood Institutional Multi-Strategy Fund LLC
Date Filed: February 27, 2024

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:          ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 27, 2024 by Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Units of Limited Liability Company Interest  (“Units”) in the Fund in an aggregate amount up to 20% of the Units of the Fund outstanding as of June 30, 2024 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 27, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund (“Members”) that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Standard Time, on March 27, 2024.

2.   216,039.036 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of June 30, 2024 in the amount of $257,255,499.66.

 4.   The payment of the purchase price of the Units or portions of Units tendered was paid in accordance with the terms of the Offer to each Member whose tender was accepted by the Fund. For Members who tender for repurchase less than 95% of their Units, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Units tendered, less the applicable Early Repurchase Fee (as defined below). A Member who tenders for repurchase the Member’s Units as of June 30, 2024 is subject to a fee of 5% of the value of the Units repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”) if the Units have been held by the Member for less than one year as of June 30, 2024. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Members in their Letters of Transmittal on or about July 23, 2024. For Members who tender for repurchase 95% or more of their Units, the Fund paid the Members 95% of the Members’ unaudited net asset value of the Units tendered on or about July 23, 2024 (the “Initial Payment”), less the applicable Early Repurchase Fee. The Fund will also pay the Members a payment (the “Subsequent Payment”) equal to the excess of (1) the final net asset value of the Units tendered and purchased as of June 30, 2024 over (2) the Initial Payment. The Subsequent Payment will be paid following the later of October 28, 2024 and any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members. The Board, in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of the repurchase at earlier dates than those otherwise listed here.

For purposes of determining whether a tender is a full or partial tender of a Member’s Units, the Fund disregards its feeder fund and assesses ownership by “looking through” to the owners of the feeder fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

August 9, 2024